Item 77M

Quaker Investment Trust ("Registrant")
Form N-SAR for the Six Months Ended June 30, 2009

Sub-Item 77M:  Mergers

Rock Canyon Top Flight Long-Short Fund (the “Top Flight Long-Short Fund” or the “Acquired Fund”) was a series of the Rock Canyon Trust.  The Board of Trustees of the Rock Canyon Funds, after careful consideration, approved the reorganization of the Top Flight Long-Short Fund into the Quaker Long-Short Tactical Allocation Fund, which is a series of the Quaker Investment Trust (the “Surviving Fund” and, together with the Top Flight Long-Short Fund, the “Funds”).  The Acquired Fund and the Surviving Fund pursue identical investment objectives, possess identical investment strategies, and are managed by the same portfolio managers.

At the close of business on June 15, 2009, the Acquired Fund transferred its assets to the Surviving Fund.  On that date, shareholders of the Acquired Fund received Class A Shares of the Surviving Fund equal in aggregate net asset value to your shares of the Acquired Fund.  The front-end sales load applicable to Class A Shares of the Surviving Fund will not be charged for the shares received in the reorganization (or for future purchases of shares of the Surviving Fund made by shareholders of the Acquired Fund).  Those Class A Shares may then be exchanged for Institutional Class Shares of the Surviving Fund, which have no sales load and do not have a Rule 12b-1 fee.